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December 31, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Amanda McManus

Re:	Energroup Holdings Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed May 27, 2008 File No. 333-149171

Dear Ms. McManus:

Energroup Holdings Corporation (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to the comment letter issued by the Staff of the Securities and Exchange commission (the “Commission”) on June 9, 2008 (the “Comment Letter”).  We have filed Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), which has been revised to, among other things, respond to the Staff’s Comment Letter.  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.

General

1.
Please note that your most recent Form 10-K amended as appropriate to conform to our comments that are applicable to the financial statements therein must be filed and cleared before your registration statement may become effective.

Response to Comment 1:  Since the receipt of the Comment Letter, the Company has filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Annual Report”), and Amendment No. 1 to the 2008 Annual Report.  The 2008 Annual Report, as amended, included appropriate disclosures to address each comment included in the Comment Letter that is applicable to the financial statements.

Comparison of Years Ended December 31, 2006 and December 31, 2005, page 69

Sales, page 69

2.	Refer to our prior comment number 11. As clarification, the comment refers to the factors indicated therein that sum to the amount of $24.9 million.

Amanda McManus, Securities Exchange Commission December 31, 2009 Page 2

Response to Comment 2:  Amendment No.3 has been updated and as a result no longer includes a comparison of the years ended December 31, 2006 and December 31, 2005. As a smaller reporting company, the Company is only required to include audited financials for the two most recent fiscals years, which are 2008 and 2007.  However, the disclosure on the comparison of sales for the years ended December 31, 2008 and December 31, 2007 includes the factors that contributed to the increase in sales in 2008,  and the amount attributable to each factor is consistent with the total increase in sales over the period

Contractual Obligations and Off-Balance Sheet Arrangements, page 66

3.
We note from your response your inclusion in the table of the amount relating to future hog purchases. Please disclose below the table the nature of this purchase obligation, and either disclose here the basis for how the amounts presented were determined or add a cross reference to note 14 of the interim financial statements included in the filing for the details.

Response to Comment 3: For the period ended September 30, 2009, which period is reflected in Amendment No. 3, the disclosure includes, in accordance with the Staff’s comments, the nature of this purchase obligation and the basis upon which the amounts presented were determined.

Consolidated Statements of Cash Flows, page F-33

4.
Please reconcile the discrepancy in net cash provided by operating activities for 2007 on page F-34 of $22,973,657 to the amount reported on page F-33 of 1,968,564. It appears that the difference is due to the noncash transaction represented by the $21,005,094 in the table on page F-34.

Response to Comment 4:  Net cash provided by operating activities for 2007 on page F-36 has been reconciled to be consistent with the amount of net cash provided by operating activities reported on page F-37.

Note 1: The Company and Principal Business Activities, page F-40

(O) Recognition of Revenue

5.
Please add disclosure in the notes to your financial statements consistent with your response that clearly describes your “franchise” arrangements, including the associated deposit terms. In connection with these arrangements, revise the description and expand your accounting policy disclosure in regard to “Customer Deposits” to include the deposits associated with such arrangements. If it is true that fees associated with these arrangements are not material, please represent this in your disclosure. Also, if such arrangements are truly not “franchises,” consider use of a term other than “franchise” in describing the relationship that exists.

Amanda McManus, Securities Exchange Commission December 31, 2009 Page 3

Response to Comment 5:  The disclosure in Note 1(O) on page F-42 with respect to recognition of revenue has been revised to address the Staff’s comment.  In response to the Staff’s suggestion, we no longer use the term “franchise” to explain the business arrangements we have, but instead now use the term “showcase stores,” as these arrangements are not “franchises” as such term is commonly known and used.

Note 6: Related Party Receivable, pages F-18 and 46

6.
It is difficult for us to understand how you can accurately determine and report amounts associated with related party transactions and their impact on your financial statements without the ability to provide representative summary information of the associated amounts by major transaction type conducted with such parties. However, if such information is truly not available, and given the apparent significance of your transactions with related parties, please (i) disclose whether or not you believe that transactions with related parties are material to your operations and results, (ii) acknowledge in your disclosure your responsibility to disclose related party information in compliance with paragraph 2.c of SFAS 57 to the extent that such transactions are material to your operations and results, (iii) disclose the reason for your inability to provide summary information by major transaction type conducted with related parties, (iv) explain to us and disclose the veracity of amounts due between you and your related parties and their impact on your financial statements and why you believe them to be reasonable given the limitations of your financial systems, (v) disclose some sense of magnitude to investors of the impact that transactions with related parties have on the amounts presented in your financial statements (for example (but not necessarily all inclusive), x% of sales, x% of cost of sales, x% of general and administrative expenses, x% of inventory costs), beyond that ascertainable from the due to/from balances disclosed, even if such is based on your best estimate of the impacts, and (vi) disclose the efforts you will undertake to capture such information so that it may be reported in future filings.

Response to Comment 6: The disclosure on page F-18 and F-46  has been revised in accordance with the Staff’s comments.

7.
Please consider the impact of the limitations of your financial systems in reporting material related party financial information in accordance with applicable generally accepted accounting principles in regard to the effectiveness of your disclosure controls and procedures as disclosed in Item 9A of your most recent Form 10-K.

Response to Comment 7: The Company has taken this into consideration.  The Company has reported in its most recent 10-K that it’s internal controls over financial reporting are  not effective and has put in place a number of initiatives and measures to rectify the weaknesses.  The Company believes that the limitations only impact its internal controls and that it has accurately disclosed the related party transactions that exist.  As a result the Company believes that it’s disclosure controls and procedures are still effective.

Amanda McManus, Securities Exchange Commission December 31, 2009 Page 4

Note 15: Operating Segments, page F-52

8.	Please specifically state the measure of profit or loss for your segments that is evaluated by the chief operating decision maker.

Response to Comment 8:  The disclosure in Note 15 on page F-55 has been revised as requested by the Staff.

Note 18: Financing Transaction, page F-55

9.
We note your response and revision in response to prior comment 28. Please revise the note to your financial statements, and in other relevant sections of the document, to include the estimated amount of the expense that could be recorded and explain how this amount is calculated, (i.e. based on the current fair value of the shares).

Response to Comment 9:  The financial statement disclosure has been revised to include the estimated amount of the expense that could be recorded and explain how this amount is calculated.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4122.

Sincerely,

/s/ Tahra T.Wright

Tahra Wright
Partner